Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 T +1 267 675 4500 F +1 267 675 4601 www.hoganlovells.com

November 21, 2022

CORRESPONDENCE FILED VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento & Dillon Hagius

Re:	Sesen Bio, Inc.

Registration Statement on Form S-4

Filed October 14, 2022

File No. 333-267891

Dear Ms. Sarmento & Mr. Hagius:

This letter sets forth responses of Sesen Bio, Inc., a Delaware corporation (the “Company”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 10, 2022 (the “Comment Letter”), relating to the Registration Statement on Form S-4 (File No. 333-267891) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4

Q: What will Sesen Bio stockholders receive in the merger?, page 2

1.	Please disclose here and throughout the prospectus the criteria that the Sesen Bio board of directors will consider when deciding whether to approve the special cash dividend and how the directors will determine the amount of the dividend.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure in the cover letter and on pages 2 and 32-33 of Amendment No. 1.

Securities and Exchange Commission

November 21, 2022

Prospectus Summary

The Companies, page 12

2.	Please expand the discussion of Sesen Bio's decision to voluntarily pause further development of Vicineum to also disclose that Sesen Bio no longer plans to pursue regulatory approval of Vicineum for NMIBC in the E.U. and has started to wind down certain of its manufacturing operations and business development partnerships.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 1.

Reasons for the Merger, page 13

3.	Please clarify here and on page 128 whether the post-merger combined company plans to pursue Sesen Bio's paused Vicineum candidate. We note risk factor disclosure on page 62 that Sesen Bio’s only prospective revenue streams currently depend in part upon the ability of Qilu to develop, manufacture, market and/or sell Vicineum, but it is not clear if the combined company intends to pursue development of Vicineum itself. If the combined company does not intend to pursue these plans, please specify what, if anything, it intends to do with the Vicineum asset.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 13, 14, 112, 127 and 219 of Amendment No. 1 to clarify that the combined company does not intend to pursue development of Vicineum.

Treatment of Carisma Options and Carisma Plan, page 16

4.	Given your disclosure here that Sesen Bio will assume the CARISMA Therapeutics Inc. 2017 Stock Incentive Plan, please file the plan as an exhibit.

Response to Comment 4:

In response to the Staff’s comment, the Company has filed the CARISMA Therapeutics Inc. 2017 Stock Incentive, as amended, as Exhibit 10.39 to Amendment No. 1.

Risks Related to the Merger

The exchange ratio will not change or otherwise be adjusted based on the market price of Sesen Bio common stock, page 26

5.	Please revise this risk factor to disclose the market price of Sesen Bio's common stock on the date of the Merger Agreement.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1.

The Merger

Background of the Merger, page 122

6.	Please revise this section to include discussion of how the special cash dividend was formulated as part of the merger negotiations.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of Amendment No. 1.

Securities and Exchange Commission

November 21, 2022

Carisma Reasons for the Merger, page 130

7.	We note that one of the factors that the Carisma Board considered in support of the merger was the projected financial position of the combined company, including its ability to support the combined company’s current and planned clinical trials and operations. Assuming Sesen Bio meets the minimum requirement of having net cash as of the merger’s closing of $125 million, and to the extent that the combined company plans to use a material portion of the $125 million to fund the development of any specific pipeline candidates, please disclose the amounts it expects to allocate to each candidate and specify how far in the clinical development for each of these product candidates it expects to reach.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 130 and 320-321 of Amendment No. 1.

Opinion of Sesen Bio's Financial Advisor

Summary of Financial Analyses

Valuation Analysis-Discounted Cash Flow, page 135

8.	We note that SVB Securities performed a discounted cash flow analysis to calculate the estimated present value of certain cash flows that Carisma was forecasted to generate from January 1, 2023 through December 31, 2041. Please explain why SVB believed that an analysis of the cash flows over 18 years was reasonable. Please also explain what factors led Sesen Bio management to direct SVB to assume an annual decline ranging from 10% to 30% of Carisma's cash flows in perpetuity and what factors led SVB to use a discount rate ranging from 11% to 13%.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of Amendment No. 1.

Additional Factors Observed by SVB Securities — Carisma Valuation Analysis — Selected Public Companies, page 135

9.	Please disclose whether any companies that met the selection criteria were excluded from the valuation analysis. If so, please identify these companies and explain the reason for excluding them.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of Amendment No. 1.

Certain Unaudited Financial Projections, page 137

10.	Please supplementally provide us with a copy of the forecasted financial information prepared by Carisma that was provided to Sesen Bio.

Response to Comment 10:

In response to the Staff’s comment, the financial information prepared by Carisma that was provided to Sesen Bio is being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of Amendment No. 1, including any amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by the Company.

Securities and Exchange Commission

November 21, 2022

11.	The summary of the Financial Projections on page 139 defines the Total Adjusted Revenue as "[e]qual to total risk-adjusted revenue." Clearly identify the risk adjustments in arriving at risk-adjusted revenue. Please also revise to explain how Sesen Bio determined that the time period of the projections was reasonable.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of Amendment No. 1.

12.	We note disclosure on page 139 that the Financial Projections included two underlying assumptions, "among other things." Please revise to include all material assumptions underlying the Financial Projections. Please explain how you arrived at the probability of regulatory approval for CT-0508 and disclose the date that you assume that CT-0508 will be granted regulatory approval. Additionally, discuss whether the Financial Projections factored in the possibility of FDA approval of new competitive products and ensure that all information that SVB Securities considered in reaching its fairness determination, including any of these assumptions, is disclosed in this filing.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 139 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 150

13.	We note your disclosure on page 151 that no opinion of counsel has been obtained or will be obtained regarding the treatment of the merger as a tax-free reorganization. However, you still state in the registration statement that the merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. As such, your disclosure makes representations as to probable material tax consequences. Please revise to disclose that this is the opinion of named counsel and file an opinion of counsel as an exhibit to your registration statement. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 19 and 152 of Amendment No. 1 and added tax opinions to be delivered by WilmerHale and Hogan Lovells, respectively, as Exhibits 8.1 and 8.2 to be filed in a subsequent amendment to the Registration Statement.

Agreements Related to the Merger

Subscription Agreement, page 186

14.	Please file the Subscription Agreement that Carisma entered into on September 20, 2022 as an exhibit to the registration statement or, alternatively, provide your analysis supporting your belief that such filing is not required. See Item 601(b)(10) of Regulation S-K.

Response to Comment 14:

In response to the Staff’s comment, the Company has filed the Subscription Agreement as Exhibit 10.35 to Amendment No. 1.

Securities and Exchange Commission

November 21, 2022

Intellectual Property, page 221

15.	With respect to the patents licensed from Micromet and XOMA, please identify the type of patent protection (e.g., composition of matter, use, or process) for any material patents, the expected expiration date and the jurisdiction.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on pages 221-222 of Amendment No. 1 to reflect that the patents licensed from Micromet and XOMA have expired.

Sesen Bio Business

Sesen Bio's OUS Business Development Partnering, page 222

16.	Please disclose whether, to Sesen Bio's knowledge, its decision to pause further development of Vicineum will impact Qilu's development and commercialization of Vicineum in China.

Response to Comment 16:

The Company acknowledges the Staff’s comment and advises the Staff that Qilu has notified the Company that Qilu no longer intends to commercialize Vicineum in the Greater China region. The Company has revised the disclosure on page 223 of Amendment No. 1 to reflect that the Company and Qilu are in the process of negotiating a termination of the Qilu License Agreement.

Carisma Business, page 235

17.	This section includes disclosure that states or implies that Carisma's product candidates are safe and/or effective. Please revise these statements, as safety and efficacy determinations are in the exclusive purview of the FDA or other regulators. For example, the following statements improperly state or imply that Carisma's product candidates are safe or effective:

•	Carisma can redirect [CARs’] potent innate immune functions against cancer
•	preliminary clinical results have...provided clinical validation of the CAR-M mechanism of action
•	CT-0508 has exhibited a favorable safety profile
•	"promising" preliminary clinical results from Carisma’s Phase 1 clinical trial of CT-0508

While you may present objective data from Carisma's trials, please refrain from drawing conclusions from the results. Moreover, statements about these trials should be properly balanced with disclosure that: (1) Carisma's cell therapy has yet to be broadly applied to solid tumors; (2) Carisma's CAR-M platform is a novel therapeutic approach, and; (3) Carisma has only preliminary results from its Phase 1 clinical trial of CT-0508. We note risk factor disclosure to this effect on page 62.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure on pages 66, 234 to 238, 247 to 248, 258, 267 and 310 of Amendment No. 1.

Securities and Exchange Commission

November 21, 2022

Overview, page 235

18.	We note the statement that Carisma believes it will "rapidly generate new product candidates suitable for clinical development[.]" We note similar statements on pages 238, 239, and 309 about Carisma's plans to "rapidly advance" CT-0508 through clinical development and "rapidly pursue" its development. Please revise these statements and any other similar statements to remove any implication that Carisma will be successful in advancing its product candidates in a rapid or accelerated manner, as such statements are speculative.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised the disclosure on pages 61, 234, 237-238 and 310 of Amendment No. 1.

Carisma's Pipeline Programs, page 236

19.	We note that CT-0525 is not reflected in the pipeline table on Carisma's website. Please explain why this program is sufficiently material to Carisma's business to warrant inclusion in the pipeline table in the prospectus.

Response to Comment 19:

Carisma considers CT-0525 material to its business and has updated its website to match the pipeline table included in Amendment No. 1.

Novel Modalities, page 266

20.	We note your disclosure that you have a sponsored research agreement with Dr. Bruce Blazar, MD. Please file this agreement as an exhibit or tell us why you don't believe it's necessary. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 20:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79 and 265 of Amendment No. 1 to remove specific references to Dr. Bruce Blazar. Carisma enters into academic research collaborations in the ordinary course of its business, and none of these academic collaborations is a “material contract” as defined in Item 601(b)(10) of Regulation S-K. These arrangements are of the type that ordinarily accompanies the kind of business conducted by Carisma, are entered into in the ordinary course of business, do not fall within any of the categories set forth in 601(b)(10)(ii) and are otherwise not material in amount or significance.

Moderna Collaboration Agreement, page 276

21.	We note your disclosure that the royalty period for each product developed under the agreement will expire on a country-by-country basis upon the later of (1) the expiration of the last-to-expire valid patent claim of specified patents, (2) the expiration of regulatory-based exclusivity for such product in such country or (3) a specified period after the first commercial sale with respect to such product in such country. Please specify the number of years from first commercial sale that royalties are payable.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised the disclosure on page 276 of Amendment No. 1.

University of Pennsylvania License Agreement, page 277

22.	Please revise to disclose the royalty term or how it is determined. If the royalty term and the term of the agreement are the same, please make that clear.

Response to Comment 22:

In response to the Staff’s comment, the Company has revised the disclosure on page 277 of Amendment No. 1.

Securities and Exchange Commission

November 21, 2022

Management Following the Merger, page 324

23.	Please file the employment agreements for Messrs. Kelly, Morris and Klichinsky as exhibits. See Item 601(b)(10) of Regulation S-K.

Response to Comment 23:

In response to the Staff’s comment, the Company has filed the employment agreements for Messrs. Kelly, Klichinsky and Morris as Exhibits 10.36, 10.37 and 10.38 to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information

1. Description of Transactions, page 358

24.	Please disclose how the contingent value rights (CVR) will be accounted for as part of the recapitalization transaction and on a go forward basis. Tell us the accounting guidance on which you relied.

Response to Comment 24:

In response to the Staff’s comment, the Company has revised the disclosure on page 362 of Amendment No. 1 and respectfully advises the Staff that the CVR will be recognized when achievement of the milestone payment, as defined in the CVR Agreement, becomes probable and in accordance with Accounting Standard Codification Topic 450, Contingencies, or ASC 450. Prior to concluding the CVR Agreement is within Topic 450, the Company considered whether or not the CVR agreement represented a derivative instrument under ASC 815. During its analysis, the Company concluded that the CVR Agreement would qualify for the scope exception from derivative accounting as noted within subparagraph 815-10-15-59(b) as each CVR (i) represents a financial instrument that is not exchange traded, (ii) the underlying assets associated with the milestone payments under the CVR Agreement are unique and (iii) to which the continuing company following completion of the merger would not benefit from an increase in the fair value of the nonfinancial assets.

Principal Stockholders of Carisma, page 375

25.	Please identify in footnotes to the table all natural persons who have voting and/or investment power over the shares held by:

•	AbbVie Biotechnology Ltd;
•	HealthCap VII L.P.;
•	MRL Ventures Fund, LLC;
•	The Trustees of the University of Pennsylvania;
•	TPG Biotechnology Partners V, L.P.;
•	Wellington Life Sciences V GmbH & Co. KG.

Please make corresponding revisions to the footnotes to the Principal Stockholders of the Combined Company table on page 378 as appropriate.

Response to Comment 25:

In response to the Staff’s comment, the Company has revised the disclosure on pages 379 to 381 and 383 of Amendment No. 1. The Company respectfully advises the Staff that the Company has been informed that voting and investment power over the shares held by The Board of Trustees of the University of Pennsylvania is exercised jointly by three or more natural persons, who can only act by majority vote. As such, no single natural person is deemed a beneficial owner of the shares held by The Board of Trustees of the University of Pennsylvania and none of such individuals should be required to be named in the Registration Statement.

The Company believes this view is consistent with the Staff's position in The Southland Corp. SEC No-Action Letter (July 8, 1987, publicly available August 10, 1987). In that No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. The Company also notes that the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 5th Edition, in its analysis of beneficial ownership under Section 13(d) of the Exchange Act, based on The Southland Corp. No-Action Letter supports this view. As the “rule of three” is stated therein, "where voting and investment decisions regarding an entity's portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's portfolio securities" for purposes of Section 13(d) of the Exchange Act.

Securities and Exchange Commission

November 21, 2022

Thank you for your consideration of the points contained in our responses. Please contact me at (267)-675-4671 or steve.abrams@hoganlovells.com if you have any questions or need any additional information.

Sincerely

/s/ Steven J. Abrams
Steven J. Abrams
Partner, Hogan Lovells US LLP

Via E-mail:

cc:	Thomas R. Cannell, D.V.M., President and Chief Executive Officer, Sesen Bio, Inc.

Steven Kelly, President and Chief Executive Officer, CARISMA Therapeutics Inc.

Tiffany Posil

Jessica A. Bisignano

Hogan Lovells US LLP

Brian A. Johnson

Hal J. Leibowitz

Christopher D. Barnstable-Brown

Wilmer Cutler Pickering Hale and Dorr LLP